July 25, 2019

Nikesh Arora
Chief Executive Officer
Palo Alto Networks, Inc.
3000 Tannery Way
Santa Clara, California 95054

       Re: Palo Alto Networks, Inc.
           Form 10-K for the Fiscal Year Ended July 31, 2018
           File No. 001-35594

Dear Mr. Arora:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Information
Technologies
                                                          and Services